October 5, 2009
VIA EDGAR CORRESPONDENCE
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Mail Stop 4720
Re:	HCA Inc. Form 10-K for the Year Ended December 31, 2008 Filed on March 4, 2009 File No. 001-11239
Dear Mr. Rosenberg:
     On behalf of HCA Inc. (the “Company,” “our” or “we”), please find below our responses to the comments issued by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated September 22, 2009 (the “Comment Letter”), concerning the Company’s Form 10-K for the year ended December 31, 2008 (the “2008 10-K”).
     For your convenience, we have set out the text of the comments from the Comment Letter in italics, followed by our responses.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Revenues, page 41
1.	Please revise to eliminate reference to a hypothetical change in the net receivables. Include a reasonably likely sensitivity analysis to the effect on your pre-tax earnings and discuss why you believe the sensitivity analysis is reasonably likely.
In our Form 10-K for the year ending December 31, 2009 (the “2009 10-K”), we will eliminate the reference to a hypothetical change in our net receivables. We will repeat disclosures similar to those in paragraph 2, Note 1 “Revenues” (Page F-8 of 2008 10-K) regarding adjustments to estimated Medicare and Medicaid cost report filing and settlement amounts and disproportionate-share funds and provide additional disclosure that we expect adjustments during the next 12 months related to Medicare and Medicaid cost report filings and settlements and disproportionate-share funds will result in net increases to revenues and earnings.

Mr. Jim B. Rosenberg
United States Securities and Exchange Commission
October 5, 2009

We supplementally advise the Staff we believe adjustments to the initially recorded contractual adjustments related to Medicare, Medicaid and managed care patient accounts (other than Medicare and Medicaid cost report filings and settlements and disproportionate-share funds) are reviewed, analyzed and resolved on a timely basis using routine processes. We do not believe the differences between initial contractual allowance estimates and final contractual adjustments are significant to our revenues or earnings.
Provision for Doubtful Accounts and the Allowance for Doubtful Accounts, page 41
2.	We have reviewed your disclosure and have the following comments:
a.	You have stated “the allowance for doubtful accounts represented approximately 93% of the $5.838 billion patient due accounts receivable balance, including accounts, net of the related estimated contractual discounts, related to patients for which eligibility for Medicaid assistance or charity was being evaluated”. Please clarify that “patient due” represents your uninsured portion of your accounts receivable and that Medicaid and charity pending accounts receivable are initially included in the uninsured portion of accounts receivable.
In our 2009 10-K, we will revise the referenced disclosure to include “the allowance for doubtful accounts represented approximately ___% of the $___ billion patient due accounts receivable balance. The patient due accounts receivable balance represents the uninsured portion of our accounts receivable. The estimated uninsured portion of Medicaid pending and charity pending accounts is initially included in our patient due accounts receivable balance.”
b.	On page 25 you identify the growth of uninsured and patient due accounts and the deterioration in the collectability of such accounts as a Risk Factor. Please revise your disclosure to state whether changes in prior year estimates of your allowance of doubtful accounts recorded in the current year have been material to your net earnings. If such changes have been material, please quantify such changes and explain the reason for the change in estimate.
We supplementally advise the Staff we do not believe changes to prior year estimates of the allowance for doubtful accounts have been material to our earnings or any period-to-period comparisons of our operations. We revise the estimated allowance for doubtful accounts for each of our facilities on a quarterly basis, based upon facility-specific collection information. While we believe the growth of uninsured, patient due accounts and deterioration in collectability are risks, we believe our estimated allowance for doubtful accounts has provided a proper valuation of our accounts receivable.

Mr. Jim B. Rosenberg
United States Securities and Exchange Commission
October 5, 2009

Professional Liability Claims, page 43
3.	We note that your professional liability claims are significant and that its estimation requires consideration of a number of uncertainties related to the timing and amount of settlement. Please provide proposed revisions to your disclosure regarding the methodology and inputs you used to estimate the liabilities, the judgments and assumptions underlying your estimates, the sensitivity of your estimates to those assumptions, and the underlying causes of any material revisions to prior period malpractice liabilities. Be sure that your disclosure addresses the following:
a.	A description of the method used to estimate professional liability claims, distinguishing between estimates related to reported and unreported unsettled claims. In addition, consider including in this description:
1.	The length of company-specific history used;
We will provide the following disclosure in our 2009 10-K. “Company-specific claim reporting and settlement data collected over an approximate 20-year period is used in our reserve estimation process.”
2.	A discussion of whether and how the company stratifies settled professional liability claims into homogenous groups for purposes of estimating unsettled claims;
We will provide the following disclosure in our 2009 10-K.

“To estimate our individual claim accruals, we utilize specific claim information, including the nature of the claim, the expected claim amount, the year in which the claim occurred and the laws of the jurisdiction in which the claim occurred. Once the case accruals for known claims are determined, information is stratified by loss layers and retentions, accident years, reported years, and geographic location of our hospitals. Actuarial methods utilize this data to produce estimates of ultimate paid losses and reserves for incurred but not reported claims. These methods use our company-specific historical claims data and other information. This company-specific data includes information regarding our business, including historical paid losses and loss adjustment expenses, historical and current case loss reserves, actual and projected hospital statistical data, professional liability retentions for each policy year, geographic information and other data.”
3.	A description of your accounting policy for any related excess of loss claims—made insurance policy held by the company; and

Mr. Jim B. Rosenberg
United States Securities and Exchange Commission
October 5, 2009

We provide disclosure of our accounting policy for reinsurance. “Obligations covered by reinsurance contracts are included in the reserves for professional liability risks, as the insurance subsidiary remains liable to the extent reinsurers do not meet their obligations.” The amounts of receivables under reinsurance contracts are disclosed.

We will provide the following disclosure in our 2009 10-K. “We purchase excess insurance on a claims-made basis for losses in excess of $50 million per occurrence. Our professional liability reserves do not include amounts for any estimated losses covered by our excess insurance coverage.”
4.	A statement as to whether the aggregate professional liability claims was prepared or reviewed by an actuary.
We state that the, “Reserves and provisions for professional liability risks are based upon actuarially determined estimates.” We utilize an independent actuarial firm and our insurance subsidiary’s experienced management team to determine our professional liability reserve and provision estimates.
b.	The company’s accounting policy for costs associated with litigating and settling professional liability claims, including direct and incremental costs and indirect costs.
In our 2009 10-K, we will supplement our existing disclosure, “Reserves for professional liability risks represent the estimated ultimate cost...”, to clarify, “The estimated ultimate cost includes estimates of direct expenses and fees paid to outside counsel and experts, but does not include the general overhead costs of our insurance subsidiary or any corporate office departments.”
c.	If applicable, the company’s accounting policy for discounting its professional liability claims. If the company discounts, disclose:
1.	The gross and discounted amounts at each balance sheet date; and

2.	The weighted average discount rate employed and the method used to determine it.
We do not discount our professional liability reserves.
d.	The amounts of settled, but unpaid, claims and unsettled claims included in the aggregate professional liability claims.
The amount of settled, but unpaid, claims at any time would be immaterial and would pertain only to the routine processing time to transfer funds (usually less than 10 days).

Mr. Jim B. Rosenberg
United States Securities and Exchange Commission
October 5, 2009

We will provide the following disclosure in our 2009 10-K. “The estimated total net reserves for professional liability risks at December 31, 2009 of $___ billion are comprised of $___ billion related to reported claims and $___ billion related to estimated unreported potential claims.”
e.	A description of significant judgments and assumptions inherent in professional liability claims, including but not limited to the assumed period of time between accrual of the loss contingency and its final settlement (i.e. the tail).
We will provide the following disclosure in our 2009 10-K. “The average time period between the occurrence and payment of final settlement for our professional liability claims is approximately five years, although the facts and circumstances of each individual claim can result in an occurrence-to-settlement timeframe that varies from this average.”
f.	Quantified sensitivity analysis of the assumptions used to estimate the aggregate liability.
We estimate our professional liability claim reserves based upon actuarial calculations that are influenced by several assumptions and factors. These factors include: historical paid and incurred loss development trends; trends in the frequency and severity of claims, which can differ significantly by jurisdiction as a result of the legislative and judicial environment in such jurisdictions; the effectiveness of our claims management process; and whether the claim is settled or litigated. Given the number of factors considered in establishing the reserves for professional liability claims, we do not believe it would be practical or feasible to isolate a particular factor and attempt to quantify the impact of changing that single item.
g.	An analysis of the underlying causes of changes in the aggregate professional liability claims for each period for which a company presents an income statement in the following tabular form:
1.	Amount of professional liability claims at the beginning of each period presented;

2.	Provision for the current year;

3.	Increase (decrease) in provision for prior years;

4.	Payments related to the current year;

5.	Payments related to prior years;

Mr. Jim B. Rosenberg
United States Securities and Exchange Commission
October 5, 2009

6.	Accretion of discount, if discounting is used; and

7.	Amount of professional liability claims at the end of each period presented.
In our 2009 10-K, we will provide an analysis of the professional liability reserves using the following format.
Changes in our professional liability reserves, net of reinsurance recoverable, for the years ended December 31, are summarized in the following table (dollars in millions):

	2009		2008	2007
Net reserves for professional liability claims, January 1		$1,330	$1,469	$1,542
Provision for current year claims			239	214
Provision (benefit) for prior years’ claims			(64)	(51)

Total provision			175	163

Payments related to current year claims			7	4
Payments related to prior years’ claims			307	232

Total claim payments			314	236

Net reserves for professional liability claims, December 31	$		$1,330	$1,469

The provision for claims, net of reinsurance, was reduced by $64 million and $51 million during 2008 and 2007, respectively, as we recognized the development of favorable claim frequency and moderating claim severity trends for prior claim years. We believe these favorable trends are primarily attributable to tort reforms enacted in key states, particularly Texas, and our risk management and patient safety initiatives, particularly in the area of obstetrics.
More detailed disclosures, such as a schedule of revised estimates by accident year or incurred year along with cumulative amounts paid each period, may be warranted depending on the magnitude of the liability or the persistency of material revisions of prior estimates. Further, please consider the disclosure guidance provided in the Interpretive Response to Question 3 of SAB Topic 5Y.
We have read and will consider the disclosure guidance provided in Interpretive Response to Question 3 of SAB Topic 5Y when we prepare our 2009 10-K.

Mr. Jim B. Rosenberg
United States Securities and Exchange Commission
October 5, 2009

     The undersigned, in response to the request contained in the Comment Letter, hereby acknowledges that:
1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing with the Commission;

2.	The Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to such filing; and

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please do not hesitate to contact me at (615) 344-5900 or fax (615) 344-5959 if you have any questions. Thank you in advance for your prompt attention to this matter.
Sincerely,
Don Street
Chief Accounting Officer
cc:	Tabatha Akins, Securities and Exchange Commission Mary Mast, Securities and Exchange Commission